Exhibit (a)(1)(D)

EMAIL TO CLASS B SHAREHOLDERS

[Client],

I am reaching out to let you know that today Visa launched its first successive Exchange Offer for Class B common stock. As a Class B shareholder, you may exchange any and all of your outstanding shares from April 13, 2026 – May 8, 2026 for a combination of Visa’s Class B-3 common stock, Visa’s Class C common stock and, where applicable, cash in lieu of fractional shares. Below are information and details on how to participate and get more information.

How to Participate in the Exchange Offer

Eligible Class B shareholders will receive the offering documents via mail and electronically to your email address on file with Visa’s transfer agent, EQ Shareowner Services. To participate, you must submit the required forms by end of day May 8, 2026.

If you have questions related to your stock ownership and contact information on file, you should reach out to Visa’s transfer agent, EQ Shareowner Services, at (866) 456-9417, visa@equiniti.com, or visit them online at http://shareowneronline.com.

Information Sessions

To learn more about the Exchange Offer and the steps required to participate, you can participate in the following Information Sessions:

•	Thursday, April 16th 12:00PM – 12:45PM PT / 3:00PM - 3:45PM ET

•	https://teams.microsoft.com/meet/2388752509774?p=Z9vwLwekUy7MoD4lWD

•	Friday, April 17th 8:30AM – 9:15AM PT / 11:30AM - 12:15PM PT

•	https://teams.microsoft.com/meet/223720417999413?p=h6yyGo0oCjRLEeYaAL

Upon joining, you may be prompted to “Join without using an account”, which will allow you to join as a guest.

Please note, the information sessions are open to Visa’s Class B shareholders, and we will not be able to address any confidential questions related to individual accounts or the status of submitted forms. The information session will not be recorded.

For More Information

We encourage you to reach out to Sodali & Co with any questions about the Exchange Offer. They can be reached at (800) 662-5200 or VISA@investor.sodali.com

For more complete information regarding the Exchange Offer, including the risk factors that should be considered in connection with the Exchange Offer, please refer to the prospectus, which has been filed with the SEC and is available free of charge at www.sec.gov, Visa’s investor relations website at investor.visa.com, or by contacting Sodali & Co. at (800) 662-5200 or VISA@investor.sodali.com.

I hope this information is helpful to you.

[Visa Sales Leader]

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No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the Exchange Offer or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

The Exchange Offer is being made solely by the Prospectus. The Prospectus will contain important information about the Exchange Offer, Visa and related matters, and Visa will cause the Prospectus to be delivered to Class B-1 and Class B-2 shareholders. CLASS B-1 AND CLASS B-2 SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS, THE LETTER OF TRANSMITTAL AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.